

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2023

Devin McGranahan
President and Chief Executive Officer
The Western Union Company
7001 East Belleview Avenue
Denver, CO 80237

   Re: The Western Union Company
     Form 10-K for Fiscal Year Ended December 31, 2022
     Filed February 23, 2023
     File No. 001-32903

Dear Devin McGranahan:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services